Ratio Based on IFRS
(Amounts in $ millions except ratios)

Exhibit 12

	Years ended December 31,
	2007		2006		2005		2004
Earnings
Consolidated net income	$11,850		$6,086		$3,795		$5,625
Income allocable to minority interest in consolidated entities that incurred fixed charges	(1,482)		(860)		(494)		(415)
Consolidated provision for income taxes	3,038		1,109		881		967
Fixed charges less interest capitalized	1,858		1,134		513		267

Subtotal	15,264		7,469		4,695		6,444
Undistributed earnings of less-than-50% owned affiliates	(19)		(127)		(73)		(165)

Total earnings	15,245		7,342		4,622		6,279

Fixed charges
Interest expensed and capitalized	1,839		1,124		503		259
Interest portion of rental obligations	19		10		10		8

Total fixed charges	1,858		1,134		513		267

Ratio of Earnings to Fixed Charges	8.2	x	6.5	x	9.0	x	23.5	x